Mission Rise, Inc.



ANNUAL REPORT

620 Pheasant Ridge Dr

Chubbuck, ID 83202

0

https://inergytek.com/

This Annual Report is dated November 19, 2025.

BUSINESS

Mission Rise, Inc. dba Inergy Solar ("Inergy" or the "Company") is a corporation organized under the laws of the state of Delaware that designs, develops, and markets consumer cleantech technology products.

The Company's business model consists of direct-to-consumer and business-to-business sales channels focusing on consumers, households, and small businesses. Our products are sold across North America directly to the end user or through value-added resellers in the solar, electrical, and outdoor recreational industries. We believe the Company is an attractive investment opportunity because it has demonstrated strong product-market fit in the past 8 years and its intellectual property and product roadmap put Inergy in a unique selling position at the intersection of two rapidly growing, large markets.

The Company continues to strengthen its intellectual property portfolio related to advanced energy storage and photovoltaic systems. As of December 31, 2024, the Company has been granted four U.S. patents and received a notice of allowance for an additional patent application.

Granted Patents
Patent No. US11258258B2 – "Multi-Input Power Conversion and Energy Storage", granted February 22, 2022
Patent No. US12046943B2 – "Stackable Battery Charging and Power Output Slices", granted July 23, 2024
Patent No. US12088247B2 – "Modular Photovoltaic Power Production System", granted September 10, 2024
Patent No. US12176848B2 – "Adaptive Photovoltaic System", granted December 24, 2024

Allowed Patent Application
Application No. 17337399 – "Portable Solar Battery Charging", Notice of Allowance issued December 19, 2024

These patents and pending claims are core to the Company's modular energy platform, which includes proprietary battery, power management, and photovoltaic systems designed for both commercial and defense applications.

Inergy Holdings, LLC (the "Operating Company"), was formed as an Idaho limited liability company on May 19, 2014. It operated as a tax partnership for almost five years before undergoing a corporate restructure. Mission Rise, Inc. (the "Parent Company") was formed as a Delaware corporation on April 8, 2021. Effective April 16, 2021, pursuant to a corporate restructure, the owners of the Operating Company exchanged their ownership in the Operating Company for ownership in the Parent Company, which resulted in the Operating Company becoming wholly owned by the Parent Company.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $4,093,411.04
Number of Securities Sold: 4,408,127
Use of proceeds: Product development, inventory, and marketing
Date: April 21, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Series CF Common Stock
Type of security sold: Equity
Final amount sold: $703,668.42
Number of Securities Sold: 664,184
Use of proceeds: Product development, inventory, and marketing
Date: November 14, 2023
Offering exemption relied upon: Section 4(a)(2), Regulation CF

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $799,999
Number of Securities Sold: 860,121
Use of proceeds: Product development, inventory, and marketing
Date: November 8, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue
• Revenue for fiscal year 2024 totaled $2,743,981, a decrease from $3,888,670 in fiscal year 2023. After utilizing available working capital to fulfill 2022 and 2023 orders, the Company had limited resources to purchase inventory, resulting in smaller production runs and reduced product sales. However, this shortfall was partially offset by increased Services Revenue from military contracts, as Inergy placed greater focus on government-related opportunities.

Cost of Sales
• Cost of Sales for 2024 was $822,334, a decrease of $1,261,734 from $2,084,069 in 2023. The reduction was primarily driven by lower inventory purchases due to constrained working capital, as well as a shift toward more services-based work associated with defense contracts.

Gross Margins
• Gross profit in 2024 increased by $117,045 compared to 2023. This improvement was due to a shift in revenue mix, with a larger proportion of total revenue coming from higher-margin Services Revenue, primarily tied to U.S. Department of Defense development contracts.

Expenses
• The Company's operating expenses include compensation and benefits, marketing and sales, and research and development. In 2024, total expenses decreased by $763,259 compared to the prior year. Amid ongoing macroeconomic challenges, Inergy implemented an additional workforce reduction of 30% on top of 2023's staff cuts. These cost-saving measures significantly reduced personnel-related expenses and contributed to the overall decline in total operating costs.

Historical Results and Cash Flows
• From 2020 to 2023—the "COVID recovery years"—the Company experienced high cash outflows to fulfill backlogged orders, while new order volumes remained modest. In 2024, while product sales remained constrained, Services Revenue grew meaningfully and contributed strong profit margins. As a result, Operating Income for 2024 improved significantly to a near break-even loss of $104,743, compared to a loss of $985,047 in 2023. We anticipate this positive trend to continue in 2025, with a forecast for positive Net Profits.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $299,620.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Enhanced Capital
Amount Owed: $2,525,000.00
Interest Rate: 6.0%
Maturity Date: September 30, 2024
On November 1, 2018, the Company entered into a loan and security agreement for $1,300,000, and on August 26, 2019, the Company entered into a loan and security agreement for $1,225,000. Both loans are interest-only loans with an interest rate of 6% and a maturity date of 9/30/2024.

Creditor: Big Dog Satellite Holdings LP

Amount Owed: $598,555.22
Interest Rate: 1.0%
Maturity Date: December 31, 2023

Creditor: Donaldson Hartman
Amount Owed: $559,792.02
Interest Rate: 8.0%
Maturity Date: December 31, 2023

Creditor: Donaldson Hartman
Amount Owed: $503,333.33
Interest Rate: 8.0%
Maturity Date: January 13, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sean Chanpaseut Luangrath

Sean Chanpaseut Luangrath's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: January 2016 - Present
Responsibilities: Sean leads the company in setting the vision and strategy for Inergy. Currently takes a salary of $150,000 per year.

Other business experience in the past three years:

Employer: Regional Economic Development for Eastern Idaho
Title: Executive Board Member
Dates of Service: January 2021 - Present
Responsibilities: Executive Board Member

Other business experience in the past three years:

Employer: Volcanic Retail
Title: Advisory Board
Dates of Service: August 2020 - Present
Responsibilities: Advisory Board

Name: Zane Burley Hardin

Zane Burley Hardin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Marketing
Dates of Service: September 2017 - Present
Responsibilities: Leads the marketing strategy and operations at Inergy. Zane's primary focus is to build a brand experience that makes our customers the heroes by helping them improve their lot in life with portable, renewable backup power. Currently takes a salary of $90,000 per year.

Name: Bradley Barrott

Bradley Barrott's current primary role is with Big Dog Solar. Bradley Barrott currently serves 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Board Member
Dates of Service: May 2014 - Present
Responsibilities: Provide strategic leadership and guidance to Inergy and its leadership team.

Other business experience in the past three years:

Employer: Big Dog TV & Internet
Title: Founder & CEO
Dates of Service: January 1999 - Present
Responsibilities: Lead the overall business strategy and execution of the company

Other business experience in the past three years:

Employer: Big Dog Solar
Title: Founder & Partner
Dates of Service: January 2010 - Present
Responsibilities: Leads the company's business strategy and execution with other business partners.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Big Dog Satellite Holdings LP (Brad Barrott 50% and Michelle Barrott 50%)
Amount and nature of Beneficial ownership: 4,250,801
Percent of class: 20.98

RELATED PARTY TRANSACTIONS

Name of Entity: Big Dog Satellite Holdings LP
Names of 20% owners: Bradley Barrott
Relationship to Company: Director
Nature / amount of interest in the transaction: Company loan to Bradley to pay for taxes payable
Material Terms: $510,810 with an interest rate of 18% and a maturity date agreed upon by the company and the lender.

Name of Entity: Donaldson Hartman
Relationship to Company: Director
Nature / amount of interest in the transaction: Short-term loan to the company
Material Terms: $500,000.00 with an interest rate of 18% and a maturity date agreed upon by the company and the lender.

Name of Entity: Bradley Barrott
Relationship to Company: Director
Nature / amount of interest in the transaction: Owner's contribution
Material Terms: $489,138 owners' contribution

Name of Entity: Sean Luangrath
Relationship to Company: Director
Nature / amount of interest in the transaction: Owner's contribution
Material Terms: $63,145 owners' contribution

OUR SECURITIES

Common Stock

The amount of security authorized is 31,000,000 with a total of 7,855,996 outstanding.

Voting Rights

1 (one) vote per share for Common Stock

Material Rights

There are no material rights associated with Common Stock.

Series Seed 1 Preferred Stock

The amount of security authorized is 2,372,472 with a total of 2,372,472 outstanding.

Voting Rights

One (1) vote for each share of Preferred Stock

Material Rights

Series Seed 1 Preferred Stock & Series Seed 2 Preferred Stock (collectively, the "Series Seed Preferred"):

Dividends: Cumulative dividends will be paid on shares of the Series Seed Preferred in an amount equal to eight percent (8%) of the applicable Original Purchase Price ($0.9301) per annum.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: (a) first pay one times the applicable Original Purchase Price ($0.9301) plus accrued dividends on each share of Series Seed Preferred (or, if greater, the amount that the Series Seed Preferred would receive on an as-converted basis); and (b) the balance of any proceeds shall be distributed pro rata to holders of Common Stock.

Board of Directors: The holders of Series Seed 1 Preferred Stock may elect one member of the Company's board of directors (the "Board") and the holders of Series Seed 2 Preferred Stock may elect one member of the Board (collectively, the "Series Seed Directors").

Protective Provisions: So long as twenty-five percent (25%) of the shares of the Series Seed Preferred are outstanding, the Company will not do the following without the written consent of the holders of at least two-thirds of each class of the Series Seed Preferred: (i) liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws if it will adversely affect the rights, preferences, privileges or powers of the Series Seed Preferred; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series Seed Preferred, or increase the authorized number of shares of Series Seed Preferred; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Series Seed Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services at a price no greater than the lower of cost and fair market value; (v) create or hold capital stock in any subsidiary that is not a wholly owned subsidiary unless approved by the Board (including at least one Series Seed Director); (vi) or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or (vii) increase or decrease the size of the Board.

Anti-dilution Provisions: The Series Seed Preferred has broad-based anti-dilution protection.

Conversion: Shares of Series Seed Preferred may be converted into shares of Common Stock. Such conversion may be an option of a holder of Series Seed Preferred and such conversion is mandatory upon the occurrence of certain events.

Information Rights: The Company will deliver to each Major Investor: (i) quarterly financial statements, and other information as determined by the Board, including balance sheet, income statement, cash flow statement and capitalization table, within 45 days from the end of each quarter; (ii) annual financial statements and other information as determined by the Board, including balance sheet, income statement, cash flow statement and capitalization table, within 90 days from the end of each year; and (iii) at least thirty (30) days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year. A "Major Investor" means any Investor who holds at least 537,577 shares of Series Seed Preferred.

Preemptive Rights: All Major Investors have a pro-rata right, based on their percentage equity ownership in the Company, to participate in subsequent issuances of equity securities of the Company (subject to customary exclusions).

Series Seed 2 Preferred Stock

The amount of security authorized is 8,702,528 with a total of 4,401,044 outstanding.

Voting Rights

One (1) vote for each share of Preferred Stock

Material Rights

Series Seed 1 Preferred Stock & Series Seed 2 Preferred Stock (collectively, the "Series Seed Preferred"):

Dividends: Cumulative dividends will be paid on shares of the Series Seed Preferred in an amount equal to eight percent (8%) of the applicable Original Purchase Price ($0.9301) per annum.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: (a) first pay one times the applicable Original Purchase Price ($0.9301) plus accrued dividends on each share of Series Seed Preferred (or, if greater, the amount that the Series Seed Preferred would receive on an as-converted basis); and (b) the balance of any proceeds shall be distributed pro rata to holders of Common Stock.

Board of Directors: The holders of Series Seed 1 Preferred Stock may elect one member of the Company's board of directors (the "Board") and the holders of Series Seed 2 Preferred Stock may elect one member of the Board (collectively, the "Series Seed Directors").

Protective Provisions: So long as twenty-five percent (25%) of the shares of the Series Seed Preferred are outstanding, the Company will not do the following without the written consent of the holders of at least two-thirds of each class of the Series Seed Preferred: (i) liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws if it will adversely affect the rights, preferences, privileges or powers of the Series Seed Preferred; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series Seed Preferred, or increase the authorized number of shares of Series Seed Preferred; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Series Seed Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services at a price no greater than the lower of cost and fair market value; (v) create or hold capital stock in any subsidiary that is not a wholly owned subsidiary unless approved by the

Board (including at least one Series Seed Director); (vi) or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or (vii) increase or decrease the size of the Board.

Anti-dilution Provisions: The Series Seed Preferred has broad-based anti-dilution protection.

Conversion: Shares of Series Seed Preferred may be converted into shares of Common Stock. Such conversion may be an option of a holder of Series Seed Preferred and such conversion is mandatory upon the occurrence of certain events.

Information Rights: The Company will deliver to each Major Investor: (i) quarterly financial statements, and other information as determined by the Board, including balance sheet, income statement, cash flow statement and capitalization table, within 45 days from the end of each quarter; (ii) annual financial statements and other information as determined by the Board, including balance sheet, income statement, cash flow statement and capitalization table, within 90 days from the end of each year; and (iii) at least thirty (30) days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year. A "Major Investor" means any Investor who holds at least 537,577 shares of Series Seed Preferred.

Preemptive Rights: All Major Investors have a pro-rata right, based on their percentage equity ownership in the Company, to participate in subsequent issuances of equity securities of the Company (subject to customary exclusions).

Series CF Stock

The amount of security authorized is 5,500,000 with a total of 664,184 outstanding.

Voting Rights

There are no voting rights associated with Series CF Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 17,571,086 shares, includes 11,496,418 shares of Common Stock (which includes 7,855,996 of Common Stock, 2,176,333 shares of stock options and RSUs issued, and 1,464,089 shares of stock options, reserved but unissued), 2,372,472 shares of Series Seed 1 Preferred Stock and 3,702,196 shares of Series Seed 2 Preferred Stock.

Series CF Stock shall be considered a class of Common Stock. The voting, dividend, and liquidation rights of the holders of the Series CF Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

The holders of the Series CF Stock are not entitled to vote on any matter except as required by law. The number of authorized shares of Series CF Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any other vote required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing two-thirds of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Payments to Holders of Common Stock and Series CF Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), as the case may be, shall be distributed among the holders of shares of Common Stock and the holders of shares of Series CF Stock, pro rata based on the total number of shares of Common Stock and Series CF Stock held by each such holder.

Please see the Amended and Restated Certificate of Incorporation attached as Exhibit F for other material rights.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Series CF Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Inergy "Home Base" product. Delays or cost overruns in the development of our Inergy "Home Base" product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns one patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Mission Rise, Inc. (dba Inergy Technology) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mission Rise, Inc. could harm our reputation and materially negatively impact our financial condition and business. Company, Product and Industry Risk Inergy, like any other internet-based business, faces the risk of cyber-attacks and unauthorized access to its systems and data. To mitigate this risk, we have engaged a top third-party technology provider to provide our systems security and data backup needs. While we have taken customary measures to defend against such risks, we cannot guarantee that our systems and data will not be compromised. Our revenues and profits are subject to fluctuations based on market conditions, and it is difficult to accurately forecast our financial performance. The financial forecast provided in this offering represents our good faith efforts to estimate this information, but there can be no assurance that our actual results will not differ materially from those projected. Future fundraising may dilute the ownership rights of existing investors and affect the valuation of our stock. To grow the company, we may raise additional capital through offerings of securities or notes. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company, which could impact the value of our stock. The company's product roadmap is subject to change, and the features envisioned for our products may evolve over time. As with any product development, the initial vision may evolve due to market demands, technical limitations or innovations, or other factors. While we will make our best efforts to deliver the features as envisioned, there may be changes to the product as it is developed and launched. It is important to acknowledge the risks related to the industry itself, including the potential for increased competition, which may negatively impact our profitability and market share. Additionally, federal and state regulations around energy production, storage, and distribution can vary greatly by region and can impact our ability to operate and sell products. Changes in regulations could result in increased costs or limitations on the ability to sell products in certain markets. The solar, battery storage, and renewable energy industry is constantly evolving, and companies that fail to adapt to these changes may find themselves at a competitive disadvantage.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 19, 2025.

Mission Rise, Inc.

By /s/ *Sean Luangrath*

      Name: Mission Rise, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

MISION RISE, INC.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
12/31/2024

MISSION RISE, INC.
Index to Financial Statement
(unaudited)

MISSION RISE, INC.
BALANCE SHEET
AS OF 12/31/2024
(unaudited)

Inergy Solar

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Accounts	299,535.88
Clearing Accounts	84.11
Total Bank Accounts	**$299,619.99**
Accounts Receivable	**$0.00**
Other Current Assets	**$1,383,350.32**
Total Current Assets	**$1,682,970.31**
Fixed Assets	**$74,646.44**
TOTAL ASSETS	**$1,757,616.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$750,555.90**
Long-Term Liabilities	**$6,062,237.26**
Total Liabilities	**$6,812,793.16**
Equity	
3000 Owner Equity	6,720,354.67
Opening balance equity	0.00
Retained Earnings	-10,785,041.81
Net Income	-990,489.27
Total Equity	**$ -5,055,176.41**
TOTAL LIABILITIES AND EQUITY	**$1,757,616.75**

Inergy Solar

Profit and Loss
January - December 2024

	TOTAL
Income	**$2,743,980.95**
Cost of Goods Sold	**$822,334.49**
GROSS PROFIT	**$1,921,646.46**
Expenses	
6005 - Payroll Expenses..	912,822.68
6200 - Sales & Marketing	226,491.86
6300 - Travel	35,354.73
7000 - General & Administrative	807,691.17
7650 - State Tax	38,238.19
8000 Taxes paid	5,791.55
Payroll Expenses	0.02
Total Expenses	**$2,026,390.20**
NET OPERATING INCOME	**$ -104,743.74**
Other Income	**$4,633.97**
Other Expenses	**$890,379.50**
NET OTHER INCOME	**$ -885,745.53**
NET INCOME	**$ -990,489.27**

Inergy Solar

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-990,489.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-883,606.79**
Net cash provided by operating activities	**$ -1,874,096.06**
INVESTING ACTIVITIES	
1501 Fixed Assets:Equipment:Accumulated Depreciation - Equipment	40,653.98
1511 Fixed Assets:Leasehold Improvements:Accumulated Depreciation	10,992.00
Net cash provided by investing activities	**$51,645.98**
FINANCING ACTIVITIES	**$2,086,591.94**
NET CASH INCREASE FOR PERIOD	**$264,141.86**
Cash at beginning of period	35,478.13
CASH AT END OF PERIOD	**$299,619.99**

Statement in Changes of Equity

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders'
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ (6,662,626)	$ (6,662,626.00)
Issuance of common stock	-	-	7,855,996	-	-	-	-
Issuance of preferred stock	5,714,494	4,087,059	-	-	-	-	4,087,059
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(2,431,640)	(2,431,640)
December 31, 2021	5,714,494	$ 4,087,059	7,855,996	$ -	$ -	$ (9,094,266)	$ (5,007,207)
Issuance of preferred stock	1,059,022	984,996	-	-	-	-	984,996
Miscellaneous Adjustment	-	-	-	-	-	3	3
Net income (loss)	-	-	-	-	-	(1,033,957)	(1,033,957)
December 31, 2022	6,773,516	$ 5,072,055	7,855,996	$ -	$ -	$ (10,128,220)	$ (5,056,165)
Issuance of Series CF stock	-	-	664,184	703,668	-	-	703,668
Shares issued for cash	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(1,459,204)	(1,459,204)
December 31, 2023	6,773,516	$ 5,072,055	8,520,180	$ 703,668	$ -	$ (11,587,424)	$ (5,811,701)
Issuance of preferred stock	860,121	799,999	-	-	-	-	799,999
Shares issued for cash	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(990,489)	(990,489)
December 31, 2024	7,633,637	$ 5,872,054	8,520,180	$ 703,668	$ -	$ (12,577,913)	$ (6,002,191)

NOTE 1 – NATURE OF OPERATIONS

Inergy Holdings, LC (the "Operating Company"), was formed as an Idaho limited liability company on May 19, 2014. It operated as a tax partnership for almost five years before undergoing a corporate restructure. Mission Rise, Inc. (the "Parent Company") was formed as a Delaware corporation on April 8, 2021. Effective April 16, 2021, pursuant to a corporate restructure, the owners of the Operating Company exchanged their ownership in the Operating Company for ownership in the Parent Company, which resulted in the Operating Company becoming wholly owned by the Parent Company.

Mission Rise, Inc. da Inergy Solar ("Inergy" or the "Company") is a corporation that designs, develops, and markets consumer cleantech technology products. The Company's business model consists of both direct-to-consumer and business-to- business sales channels focusing on consumers, households, and small businesses. Our products are sold across North America directly to the end user or through value- added resellers in the solar, electrical, and outdoor recreational industries. We believe the Company is an attractive investment opportunity because it has demonstrated strong product-market fit in the past 8 years and its intellectual property and product roadmap puts Inergy in a unique selling position at the intersection of two rapidly growing, large markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- Our business projections are only projections
  There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

- Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- The transferability of the Securities you are buying is limited

Any Series CF Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

- Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stakeholders.

- Developing new products and technologies entails significant risks and uncertainties

    We are currently in the research and development stage and have only manufactured a prototype for our Inergy "Flex P3" product. Delays or cost overruns in the development of our Inergy "Flex P3" product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

- Minority Holder; Securities with No Voting Rights

The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating n how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.
You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a

minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

- This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

- Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns one patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

- We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

- Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

- The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government Jaws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

- We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Mission Rise, Inc. (dba Inergy Technology) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mission Rise, Inc. could harm our reputation and materially negatively impact our financial condition and business.

- Company, Product and Industry Risk

Inergy, like any other internet-based business, faces the risk of cyber-attacks and unauthorized access to its systems and data. To mitigate this risk, we have engaged a top third-party technology provider to provide our systems security and data backup needs. While we have taken customary measures to defend against such risks, we cannot guarantee that our systems and data will not be compromised. Our revenues and profits are subject to fluctuations based on market conditions, and it is difficult to accurately forecast our financial performance. The financial forecast provided in this offering represents our good faith efforts to estimate this information, but there can be no assurance that our actual results will not differ materially from those projected. Future fundraising may dilute the ownership rights of existing investors and affect the valuation of our stock. To grow the company, we may raise additional capital through offerings of securities or notes. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company, which could impact the value of our stock. The company's product roadmap is subject to change, and the features envisioned for our products may evolve over time. As with any product development, the initial vision may evolve due to market demands, technical limitations or innovations, or other factors. While we will make our best efforts to deliver the features as envisioned, there may be changes to the product as it is developed and launched. It is important to acknowledge the risks related to the industry itself, including the potential for increased competition, which may negatively impact our profitability and market share. Additionally, federal and state regulations around energy production, storage, and distribution can vary greatly by region and can impact our ability to operate and sell products. Changes in regulations could result in increased costs or limitations on the ability to sell products in certain markets. The solar, battery storage, and renewable energy industry is constantly evolving, and companies that fail to adapt to these changes may find themselves at a competitive disadvantage.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from portable energy storage systems sales transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has authorized Common Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, and Series CF Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,083,333 of Series CF Stock.

Common Stock
The amount of security authorized is 31,000,000, with a total of 8,314,807 outstanding.

Series Seed 1 Preferred Stock
The amount of security authorized is 2,372,472 with a total of 2,372,472 outstanding.

Series Seed 2 Preferred Stock
The amount of security authorized is 8,702,528 with a total of 5,261,165 outstanding.

Series CF Stock
The amount of security authorized is 5,500,000, with a total of 664,184 outstanding.

5 – SUBSEQUENT EVENTS

During this time, the Company reclassified certain loans from the executive from Other Current Liabilities to Long-Term Liabilities in order to better reflect the anticipated repayment timeframe. There have been no other events or transactions during this period that would have a material effect on the balance sheet.

I, Sean Luangrath, the Chief Executive Officer of Mission Rise, Inc., hereby certify that the financial statements of Mission Rise, Inc. dba Inergy and notes thereto for the periods ending December 31, 2024 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Mission Rise, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 26, 2025.

Sean Luangrath
Mission Rise Inc.
CEO

CERTIFICATION

I, Sean Luangrath, Principal Executive Officer of Mission Rise, Inc., hereby certify that the financial statements of Mission Rise, Inc. included in this Report are true and complete in all material respects.

Sean Luangrath

CEO